Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(thousands of United States Dollars except for share, per share and ton data)

		For the Three Months Ended			For the Nine Months Ended

		September 30	September 30	June 30	September 30	September 30
		2003	2002	2003	2003	2002

Plate and Coil Tons Produced (thousands)		772.6	690.9	767.8	2,200.8	2,120.5

Finished Tons Shipped (thousands)		817.3	697.8	748.8	2,240.3	2,258.2

Sales		$334,974	$266,908	$298,216	$913,053	$825,626
Cost of sales
Manufacturing and raw material		294,779	226,758	269,969	806,910	715,867
Amortization of capital assets		15,007	13,737	15,245	44,818	39,216

		309,786	240,495	285,214	851,728	755,083

Gross income		25,188	26,413	13,002	61,325	70,543
Selling, research and administration		14,642	13,069	14,047	40,699	39,631

Operating income (loss)		10,546	13,344	(1,045)	20,626	30,912
Other expenses (income):
Interest on long-term debt		9,210	5,726	6,271	21,234	17,969
Other interest (income) expense, net		(370)	(43)	(206)	(744)	182
Foreign exchange loss (gain)		(1,013)	1,560	(3,287)	(5,712)	1,117
Other		(677)	-	-	(677)	-

Income (Loss) Before Income Taxes		3,396	6,101	(3,823)	6,525	11,644
Income Tax Expense (Benefit)		2,377	2,197	(313)	4,568	4,196

Net Income (Loss)		1,019	3,904	(3,510)	1,957	7,448
Dividends on Preferred Shares, including part VI.I tax		1,598	1,408	1,570	4,631	4,206
Interest on Subordinated Notes, net of income tax		1,443	1,443	1,443	4,329	4,329

Net Income (Loss) Attributable to Common Shareholders		$(2,022)	$1,053	$(6,523)	$(7,003)	$(1,087)

Earnings (Loss) Per Common Share	- Basic	$(0.04)	$0.02	$(0.14)	$(0.15)	$(0.02)
	- Diluted	$(0.04)	$0.02	$(0.14)	$(0.15)	$(0.02)
Denominator for Basic Earnings per Common Share (thousands)		47,668	47,540	47,667	47,667	46,106
Denominator for Diluted Earnings per Common Share (thousands)		47,668	47,815	47,667	47,667	46,106

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

		(thousands of United States Dollars)
		For the Three Months Ended			For the Nine Months Ended

		September 30	September 30	June 30	September 30	September 30
		2003	2002	2003	2003	2002

Retained Earnings at Beginning of Period		$486,238	$486,589	$494,523	$494,599	$491,777
Net Income (Loss)		1,019	3,904	(3,510)	1,957	7,448
Dividends on Preferred Shares, including part VI.I tax		(1,598)	(1,408)	(1,570)	(4,631)	(4,206)
Interest on Subordinated Notes, net of income tax		(1,443)	(1,443)	(1,443)	(4,329)	(4,329)
Dividends on Common Shares		(1,754)	(1,510)	(1,762)	(5,134)	(4,558)

Retained Earnings at End of Period		$482,462	$486,132	$486,238	$482,462	$486,132

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(thousands of United States Dollars)
	For the Three Months Ended			For the Nine Months Ended

September 30		September 30	June 30	September 30	September 30
2003		2002	2003	2003	2002

Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income (loss)	$1,019	$3,904	$(3,510)	$1,957	$7,448
Amortization of capital assets	15,007	13,737	15,245	44,818	39,216
Amortization of deferred charges	344	211	321	883	602
Deferred pension expense	41	(922)	258	1,136	(2,142)
Future income taxes	6,429	(3,746)	591	10,009	8,899

	22,840	13,184	12,905	58,803	54,023

Change in non-cash operating working capital
Accounts receivable, less allowances	(17,099)	20,196	(13,826)	(26,709)	(30,093)
Inventories	11,166	(21,687)	(18,950)	5,439	7,877
Other	460	276	(139)	826	184
Accounts payable and accrued charges	13,955	(3,920)	(11,216)	37,119	12,250

	8,482	(5,135)	(44,131)	16,675	(9,782)

	31,322	8,049	(31,226)	75,478	44,241

Financing Activities
Common share dividends	(1,754)	(1,510)	(1,762)	(5,134)	(4,558)
Issue of common shares (net of issue costs)	-	-	-	-	90,670
Common shares issued pursuant to share option plan	137	113	-	137	1,942
Preferred share dividends	(1,479)	(1,314)	(1,482)	(4,327)	(3,939)
Subordinated notes interest	(4,250)	(4,250)	-	(8,500)	(8,500)
Issue of long-term debt	-	10,000	254,600	264,600	45,000
Repayment of long-term debt	-	(6,100)	(157,586)	(225,586)	(111,100)

	(7,346)	(3,061)	93,770	21,190	9,515

Investing Activities
Expenditures for capital assets	(2,557)	(6,767)	(4,139)	(10,194)	(30,316)
Proceeds on sale of assets held for sale	1,022	-	1,032	2,054	-
Other	-	-	-	-	(1,706)

	(1,535)	(6,767)	(3,107)	(8,140)	(32,022)

Effect of exchange rate changes on cash and cash equivalents	(65)	(854)	(2,368)	(2,381)	(882)

Increase (Decrease) in Cash and Cash Equivalents less Bank Indebtedness	22,376	(2,633)	57,069	86,147	20,852
Cash and Cash Equivalents less Bank Indebtedness at Beginning of Period	86,630	25,977	29,561	22,859	2,492

Cash and Cash Equivalents less Bank Indebtedness at End of Period	$109,006	$23,344	$86,630	$109,006	$23,344

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(thousands of United States Dollars)
			September 30	September 30	December 31
			2003	2002	2002
			(unaudited)	(unaudited)

Current Assets
Cash and cash equivalents			$109,006	$23,344	$22,859
Accounts receivable, less allowances			191,505	146,801	153,752
Inventories			266,710	231,517	255,410
Other			2,198	1,847	2,847
Future income taxes			23,131	45,130	41,402

			592,550	448,639	476,270

Non-Current Assets
Capital and other			1,139,613	1,148,170	1,146,456
Future income taxes			150,820	115,994	121,586

			1,290,433	1,264,164	1,268,042

Total Assets			$1,882,983	$1,712,803	$1,744,312

Current Liabilities
Accounts payable and accrued charges			$178,291	$157,073	$136,072
Current portion of long-term debt			34,286	35,386	35,386

			212,577	192,459	171,458

Long-Term Liabilities
Long-term debt			398,130	306,637	342,202
Future income taxes			164,347	142,836	143,229

			562,477	449,473	485,431

Shareholders' Equity
Preferred shares			98,654	98,550	98,553
Common shares			351,569	348,775	351,311
Subordinated notes			102,125	102,125	104,250
Retained earnings			482,462	486,132	494,599
Cumulative translation adjustment			73,119	35,289	38,710

			1,107,929	1,070,871	1,087,423

Total Liabilities and Shareholders' Equity			$1,882,983	$1,712,803	$1,744,312

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

(thousands of United States Dollars)

1.	The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements. These unaudited consolidated interim financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company's Annual Report for the year ended December 31, 2002.

2.	Certain prior period amounts have been reclassified to conform with the current presentation.
3.	During the quarter ended September 30, 2003, the Company sold a portion of its assets held for sale for cash of $1,022 and a mortgage of $6,536. The transaction resulted in no gain or loss.
4.	During the quarter ended June 30, 2003, the Company issued $200 million 8.75% senior notes due 2013. Debt issue expenses of $5.4 million have been deferred and will be amortized over the term of the notes.

5.	Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term to be $37.5 million.

6.	During the quarter ended September 30, 2003, 10,417 shares of restricted stock, 76,500 restricted shares and 65,543 performance units were granted under the Company's share option plan. The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period. The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $222 has been recorded in the three and nine month periods ended September 30, 2003.

The following table summarizes information on share capital and related matters at September 30, 2003:

	Outstanding	Vested

Preferred shares	6,000,000
Common shares	47,757,404
Common shares - year-to-date weighted average	47,667,498
Common share stock options	3,180,954	3,147,887
Restricted stock	10,417	-
Restricted shares	76,500	-
Performance units	65,195	-
7.	The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	For the Three Months Ended			For the Nine Months Ended

	September 30	September 30	June 30	September 30	September 30
	2003	2002	2003	2003	2002

Sales
Canada	$127,412	$83,135	$96,204	$345,993	$248,861
United States	207,562	183,773	202,012	567,060	576,765

	$334,974	$266,908	$298,216	$913,053	$825,626

			September 30	September 30	December 31
			2003	2002	2002

Capital Assets
Canada			$200,244	$207,732	$186,377
United States			917,890	935,590	947,980

			$1,118,134	$1,143,322	$1,134,357

	For the Three Months Ended			For the Nine Months Ended

	September 30	September 30	June 30	September 30	September 30
	2003	2002	2003	2003	2002

Sales information by product group is as follows:
Steel mill products	$186,195	$178,953	$184,937	$527,663	$525,862
Tubular products	148,779	87,955	113,279	385,390	299,764

	$334,974	$266,908	$298,216	$913,053	$825,626

8.	The Company's pro forma disclosure of net income and earnings per share using the Black-Scholes option pricing model for determining the compensation expense related to employee stock options follows. For purposes of the pro forma disclosures the estimated fair value of the options is amortized over the options' vesting period.

	For the Three Months Ended			For the Nine Months Ended

	September 30	September 30	June 30	September 30	September 30
	2003	2002	2003	2003	2002

Pro forma net income (loss)	$998	$3,726	$(3,489)	$1,771	$7,015

Pro forma net income (loss) attributable
to common shareholders	$(2,043)	$875	$(6,502)	$(7,189)	$(1,520)

Pro forma earnings (loss) per common share:
Basic	$(0.04)	$0.02	$(0.14)	$(0.15)	$(0.03)
Diluted	$(0.04)	$0.02	$(0.14)	$(0.15)	$(0.03)

TONS SHIPPED (unaudited)

	(thousands)
	For the Three Months Ended			For the Nine Months Ended

	September 30	September 30	June 30	September 30	September 30
	2003	2002	2003	2003	2002

Discrete Plate and Coil	411.2	383.6	400.5	1,124.3	1,201.2
Cut Plate	143.6	142.4	143.3	428.1	452.4

Total Steel Mill Products	554.8	526.0	543.8	1,552.4	1,653.6

Energy Tubulars	169.0	91.9	103.4	417.7	276.0
Large Diameter Tubulars	29.5	15.0	46.3	87.2	114.4
Non-Energy Tubulars	64.0	64.9	55.3	183.0	214.2

Total Tubular Products	262.5	171.8	205.0	687.9	604.6

Total Shipments	817.3	697.8	748.8	2,240.3	2,258.2

NON-GAAP FINANCIAL MEASURES (unaudited)

(thousands of United States Dollars except for per ton data)

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA, EBIT and ratios based on EBITDA are measures commonly used to evaluate a company's performance and its performance relative to its financial obligations. Because our method for calculating EBITDA may differ from other companies' methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

EBIT is defined as earnings before interest expense and income taxes.

Operating income per ton is defined as operating income divided by finished tons shipped.

	For the Three Months Ended			For the Nine Months Ended

	September 30	September 30	June 30	September 30	September 30
	2003	2002	2003	2003	2002

The following is a reconciliation of net income (loss) to EBIT and EBITDA (Canadian GAAP) and EBITDA (US GAAP):

Net Income (Loss)	$1,019	$3,904	$(3,510)	$1,957	$7,448
Income Tax Expense (Benefit)	2,377	2,197	(313)	4,568	4,196
Interest expense (income), net	8,840	5,683	6,065	20,490	18,151

EBIT (Canadian GAAP)	12,236	11,784	2,242	27,015	29,795
Amortization of capital assets	15,007	13,737	15,245	44,818	39,216

EBITDA (Canadian GAAP)	27,243	25,521	17,487	71,833	69,011
US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471	10,413	10,413
Natural gas hedge	(366)	180	(102)	(634)	850

EBITDA (US GAAP)	$30,348	$29,172	$20,856	$81,612	$80,274

Operating Income (Loss) Per Ton	$13	$19	$(1)	$9	$14
Annualized Return on Common Shareholders' Equity	-1%	0%	-3%	-1%	0%